Notification of Extraordinary General Meetings and Further Changes to Board Composition

Valley Cottage, New York, August 27, 2008 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; TASE: XTL) today announced a notice convening two Extraordinary General Meetings (the “Meetings”). The Meetings will take place at the Conference Room at the Company’s Israeli offices at Building 3, Kiryat Weizmann Science Park, Rehovot, Israel 76100, at 3:00 p.m. Israel time, and 5:30 p.m. Israel time, respectively, on October 2, 2008.

At the first Extraordinary General Meeting it is proposed that:

•	Kenneth J. Zuerblis, Chief Financial Officer of Imclone Systems, Inc. (NASDAQ: IMCL), be and is hereby appointed as an External Director of the Company until October 2, 2011; and
•	Jennifer L. Good, President and Chief Executive Officer of Penwest Pharmaceuticals Co. (NASDAQ: PPCO), be and is hereby appointed as an External Director of the Company until October 2, 2011.

At the second Extraordinary General Meeting, which will follow the first Extraordinary General Meeting, it is proposed that the remuneration items of the directors as detailed in the Notice be approved.

The Notice of the Meetings is available for the public at the US Securities Exchange Edgar site: http://www.sec.gov/ and at the Israel Securities Authority's site: www.magna.isa.gov.il.

In addition, Laurence N. Charney has notified the Company of his resignation from the Board of Directors effective today, August 27, 2008.

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the development of therapeutics for the treatment of diabetic neuropathic pain and HCV. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of diabetic neuropathic pain, which is currently in a Phase 2b study. XTL has out-licensed its novel pre-clinical HCV small molecule inhibitor program. XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225